UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 366th MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 28th, 2019

1.         DATE, TIME AND PLACE:At 9 a.m., on February 28th, 2019 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaw of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 1st, Article 17 of the Bylaw.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To recommend, in terms of Resolution N. 2019048-E, the favorable vote to the deliberative council of the controlled Companies CPFL Energias Renováveis S.A. ("CPFL Renováveis") and Geração de Energia S.A. (“CPFL Geração”) as follows:

(a) to approve the capital increase of the company, in the amounts of items (ba) and (c)  below mentioned, to be raised according to the authorized capital foreseen in CPFL Renováveis’ Bylaws, considering that the total number of new shares to be issued by CPFL Renováveis to carry out the increase will be calculated based on the stock price defined by the appraisal report issued for the last Public Offering of Shares ("OPA"), of R$16.85 (sixteen reais and eighty-five cents) per share, adjusted according to the daily SELIC rate, up to the date of the call notice of the Board of Directors Meeting of CPFL Renováveis; (b) for the payment of the mentioned capital by CPFL Geração, through the capitalization of the Advance for Future Capital Increase (AFAC) celebrated between CPFL Renováveis and its holding company CPFL Geração ,approved by the 310th Board of Directors of CPFL Energia in November 2016, in the amount of R$ 300,000,000.00 (three hundred million reais), with issuance of new shares; (c) granting of the preference rights to subscribe new shares due to the capital increase in CPFL Renováveis through the cash contribution of minority shareholders, in the amount of R$ 173,299.36 (one hundred and seventy-three thousand, two hundred ninety-nine reais and thirty-six cents), if occurs a positive manifestation of minority shareholders in the period of 30 (thirty) days following the meeting of the Board of Directors of CPFL Renováveis, that approves the capitalization, as described above.

(iii) To recommend, in terms of Resolution N. 2019021-C, (I) the favorable vote to its representatives in the Shareholders’ or Partners’ meetings of the following subsidiary companies: CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”) and CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”), altogether “CPFL Group’s Trading Companies”, to approve the renewal of the limit to carry out transactions of purchase and sale of energy.

The following items were presented: (a) Dam Safety; (b) Business Development Follow Up; (c) Monthly Results (January/2019); (d) Monthly Health and Safety Report; and (e) Pipeline.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Yang Qu, Mr. Gustavo Estrella, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, February, 28th, 2019.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 14, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.